Exhibit 99.1

Golden Star Resources Announces Resignation of CFO Jeff Swinoga and
Promotion of André van Niekerk to CFO

Toronto, ON - March 18, 2014 - Golden Star Resources Ltd. (“Golden Star” or the “Company”) today announces that Jeff Swinoga, Executive Vice President and Chief Financial Officer has resigned from the Company to pursue other opportunities. The Board of Directors has appointed André van Niekerk, Vice President and Controller as the Company’s new Executive Vice President and Chief Financial Officer. Jeff has agreed to remain with the Company to assist in the CFO transition until early April 2014.

André van Niekerk has more than 13 of years of mining experience at both an operational and corporate level including eight years at Golden Star. He has served as Controller of the Company since July 2012. In this role André was responsible for establishing the Company’s enhanced financial reporting team in Toronto after the Company’s head office relocation. Prior to that appointment, André held a number of finance positions throughout the Company for six years including four years as head of finance in Ghana. Whilst based in Ghana, André was Vice Chairman of the Ghana Chamber of Mines Energy Committee and a member of the Chamber of Mines Finance Committee. André is a qualified CPA and worked in KPMG’s mining practice for six years before joining Golden Star.

Commenting on this transition, Sam Coetzer, President and CEO, said:
"I would like to thank Jeff for the significant contribution he has made to the Company in his time here. We all wish him the best in his future endeavors. I would also like to congratulate André on his promotion to CFO. André has a wealth of experience in the mining industry and has quickly advanced through the organization. He is a highly qualified CPA who has proven to be competent working across all levels of the Company. André will form part of an experienced management team that is supported by a Board with significant expertise in the North American capital markets.”

Company Profile:

Golden Star is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana, which is currently undergoing permitting subsequent to a successful feasibility study being completed in June 2013. In 2013, Golden Star sold 331,000 ounces of gold and the Company expects to produce 295,000 to 320,000 ounces of gold in 2014.

For further information, please contact:

Angela Parr, Investor Relations and Corporate Affairs
416-583-3815
investor@gsr.com

For further information on the Company, please visit www.gsr.com.

150 King Street West | Sun Life Financial Tower | Suite 1200| Toronto ON M5H 1J9